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                                                                  EXHIBIT (a)(7)

                      St. Jude Medical to Launch Modified
                       "Dutch Auction" Self-Tender Offer

St. Paul, MN, February 11, 1998 -- St. Jude Medical, Inc. (NYSE:STJ) announced today that its Board of Directors has authorized a self-tender offer for up to 8 million shares of the Company's common stock. The offer is a modified "Dutch Auction" and the tender price range will be $32.00 to $39.00 per share. The offer will commence on Thursday, February 12, 1998, with the distribution of the offering materials, and will be subject to the terms and conditions contained therein. The offer will expire at 12:00 midnight, New York City time, on Thursday, March 12, 1998. The Company has reserved the right to purchase more than 8 million shares in the offer and extend the deadline.

As of February 10, 1998, St. Jude Medical had 91,940,672 shares of common stock outstanding. The closing price for St. Jude Medical common stock on February 11, 1998, was $34.6875.

Under the terms of the offer, St. Jude Medical's shareholders are given an opportunity to specify prices, within the stated price range, at which they are willing to tender their shares. Upon receipt of the tenders, St. Jude Medical will select a final price that enables it to purchase up to the stated amount of shares from those shareholders who agreed to sell at or below the selected purchase price. If St. Jude Medical agrees to purchase their shares, sellers will avoid the normal transaction costs associated with market sales.

Commenting on the self-tender offer, Ronald A. Matricaria, Chairman and CEO said, "The Board of Directors believes this offer is an attractive use of the Company's financial resources and that the use of cash and borrowing to fund the offer will result in a more efficient capital structure for St. Jude Medical."

The Company is not making any recommendation to its shareholders regarding the tendering of shares. The dealer manager for the offer will be Credit Suisse First Boston Corporation, and the information agent will be Georgeson & Company Inc.

St. Jude Medical, Inc. (www.sjm.com) develops, manufactures and distributes medical devices for the global cardiovascular market. The Company serves patients and its physician customers worldwide with the highest quality products and services including heart valves, cardiac rhythm management systems, specialty catheters and other cardiovascular devices.